

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2022

Bryan C. Gunderson
President and Chief Executive Officer
Falcon Minerals Corporation
609 Main Street, Suite 3950
Houston, TX 77002

  Re: Falcon Minerals Corporation
    Form 10-K for Fiscal Year Ended December 31, 2021
    File No. 001-38158

Dear Mr. Gunderson:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation